April 28, 2017

Via EDGAR

Christina Fettig

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Diamond Hill Funds Form N-CSR for the fiscal Year ended December 31, 2016 Filed on February 23, 2017

Dear Ms. Fettig:

On behalf of the Diamond Hill Funds (the “Funds” or “Trust”), we are responding to the comments you provided via telephone on April 3, 2017. Each comment is listed below with a corresponding response.

1.	Comment: Financial Highlights – Footnote (E) to the financial highlights for the Long-Short, Research Opportunities and Financial Long-Short Funds states that the Funds changed the methodology for calculating the portfolio turnover rate to better reflect short selling activity. Please explain how the calculation changed and why.

Response: During a review of portfolio turnover calculations, it was noted that the market value of securities used in the denominator of the calculations was derived by netting the long and short market values. Since the short selling activity has historically been factored into the numerator of the calculation for the Funds, Fund Management changed the methodology in calculating the denominator by adding the absolute value of the short market value with the long market value. This change was made after conducting a significant amount of industry research and consulting with our Auditors. Fund Management concluded that the change was appropriate in an effort to better reflect the short selling activity on behalf of the Funds.

2.

Comment: Notes to Financial Statements – Disclose that the Trust follows accounting and reporting guidance under Financial Accounting Standards Board Accounting Standards Codification Topic 946, “Financial Services – Investment Companies”.

Response: The requested disclosure will be made in future shareholder reports.

3.	Comment: Notes to Financial Statements – The tax characteristics of the Funds’ distributions should be provided for two fiscal years.

Response: The tax characteristics of the Funds’ distributions for fiscal year 2016 were provided on page 142 of the Annual Report. The Trust will incorporate two fiscal years of tax characteristics of the Funds’ distributions to align with the two years of distributions disclosed on the Statements of Changes in Net Assets in future filings.

4.	Comment: Notes to Financial Statements – Disclose how often related party fees are settled (e.g., monthly, quarterly, etc.).

Response: The requested disclosure will be made in future shareholder reports.

5.	Comment: Financial Statements – Certain Funds invest in affiliated mutual Funds. Rules 6-04-2 and 6-07-1 under Reg. S-X require separate disclosure of affiliates on the funds’ balance sheets and separate income disclosure on the statements of operations.

Response: The requested disclosure will be made in future shareholder reports.

6.	Comment: Notes to Financial Statements – On pages 88 and 90 in the Statement of Assets and Liabilities, please explain the line entitled “Payable to accountant and custodian”.

Response: The payable to accountant and custodian amounts listed on the balance sheet are out-of-pocket security pricing expenses payable to the fund accounting agent and either custody expenses or a cash overdraft payable to the custodian.

7.	Comment: Financial Highlights – On the Financial Highlights for the Corporate Credit Fund, disclose whether the ratio of total expenses to average net assets is gross or net of any fee waivers or reimbursements.

Response: The requested disclosure will be made in future shareholder reports.

We believe that we considered and appropriately responded to all the staff’s comments. However, if you have any questions regarding our responses, you may contact me at 614-416-9058.

Sincerely,

 /s/ Trent M. Statczar

Trent M. Statczar

Treasurer, Diamond Hill Funds